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Division of Corporation Finance

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Washington, D.C. 20549

Attention: Hugh Fuller

RE:	Kintera, Inc.
Registration Statement on Form S-3
Filed December 27, 2006
File number 333-139684

Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
Forms 10-Q for the three months ended March 31, 2006, June 30, 2006, and September 30, 2006
Filed May 12, 2006, August 9, 2006, and November 9, 2006, respectively
File number 0-50507

Dear Mr. Fuller:

Enclosed for filing on behalf of our client, Kintera, Inc. (the “Company”), is Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-3, originally filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2006 (the “Registration Statement”). Courtesy copies of the Amendment, marked to show changes, are also being sent under separate cover.

This Amendment is being filed in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated January 18, 2007 (the “Staff Letter”) with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the Staff Letter, the text of which we have incorporated into this response letter for your convenience.

Form S-3

Incorporation of Documents by Reference, page 20

1.	Please revise this section to properly date the Form 8-K filed on March 16, 2006 and to include the Form 8-K and any other reports pursuant to the Exchange Act filed since the filing of this registration statement. Please also see Telephone Interpretation 69 in the “Manual of Publicly Available Telephone Interpretations” under “Securities Act For S-3 (July 1997).”

The Company has revised the disclosure in accordance with the Staff’s comment.

Form 10-K

Item 9A. Controls and Procedures, page 37

2.	We note that management concluded that you “have taken many steps to strengthen [y]our internal controls over [y]our revenue recognition process, financial close process and acquisition process.” Please revise to provide a materially complete description of the material weaknesses referenced above. Alternatively, as is does not appear that the material weaknesses referenced above have been remediated, you may revise your Form 10-Q for the period ended September 30, 2006 to disclose this information.

In response to the Staff’s comment, the Company notes that the disclosure at the bottom of page 38 and on page 39 of the Company’s Annual Report on Form 10-K, which is presented as part of Item 9A, includes detailed descriptions of the control deficiencies characterized as material weaknesses. The Company believes that the reference to these deficiencies contained in the first paragraph of Item 9A under the heading “Disclosure Controls and Procedures”, coupled with the specific descriptions of those deficiencies in the last part of Item 9A under the heading “Management’s Report on Internal Control over Financial Reporting”, satisfies the Company’s disclosure obligations under Items 307 and 308 of Regulation S-K. As a result, the Company believes that it is unnecessary to revise the disclosure in the Form 10-Q for the period ended September 30, 2006.

3.	We refer you to the immediately preceding comment. Please disclose who discovered the material weaknesses to your disclosure controls and procedures, when the material weaknesses occurred, when the material weaknesses were discovered and the circumstances that led to the discovery of the material weaknesses. Also, please expand your disclosure to discuss any impact this material weaknesses have had on your financial statements and any restatements that have occurred as a result. As we note above, you may alternatively revise your Form 10-Q for the period ended September 30, 2006.

In response to the Staff’s comment, and as an expansion of the immediately preceding response, the Company notes that in Item 9A the disclosure in the second paragraph under the heading “Management’s Report on Internal Control over Financial Reporting” states “In connection with management’s assessment of the effectiveness of our internal control over financial reporting, the company identified the following material weaknesses as of December 31, 2005.” In addition, the Company notes that each paragraph describing the control deficiencies concludes by addressing the impact of the material weakness on the 2005 financial statements. Accordingly, the Company believes that the existing disclosure directly addresses the Staff’s comment, and that no revision to the disclosure is required.

4.	We note that “other than the specific changes identified in this Item 9A, there have been no changes to the Company’s internal control over financial reporting…” To the extent that there are changes in your internal control over financial reporting in future periods, your disclosure should state clearly that there were changes in your internal control over financial reporting that occurred during the applicable quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Your disclosure should also be accompanied by a materially complete discussion of the change(s) or should provide a cross-reference to the discussion of the changes. Similar disclosure should be included in applicable future reports.

In response to the Staff’s comment, the Company confirms that it believes that the existing disclosure in the Annual Report on Form 10-K and in each subsequent Form 10-Q provides a materially accurate and detailed description of the changes in its internal control over financial reporting that occurred during the periods covered by those reports that materially affected, or were reasonably likely to materially affect, its internal control over financial reporting. The Company confirms that it will include similar disclosure in applicable future reports.

Form 10-Q for the quarter ended September 30, 2006

Item 4. Controls and Procedures, page 20

5.	We note your disclosure in this report and in your quarterly reports ended March 31, 2006 and June 30, 2006 that “[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Upon amending your Form 10-Q for the quarter ended September 30, 2006 and in all future reports, state clearly whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.

In response to the Staff’s comment, the Company notes that Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in

Exchange Act Periodic Reports, SEC Release No. 33-8238 provides guidance on how to present disclosure when the certifying officers have concluded that the disclosure controls and procedures are effective. In each of the reports reviewed by the Staff in connection with the Staff Letter, the certifying officers have concluded that the disclosure controls and procedures were not effective. Therefore, the guidance cited by the Staff is inapplicable to the Company’s existing disclosure. However, to the extent that the certifying officers conclude in future reports that the disclosure controls and procedures are effective, the Company will make its disclosures in accordance with the Staff’s comment.

6.	We note your reference to “significant changes in the Company’s internal controls over financial reporting during the quarter ended September 30, 2006.” In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulations S-K. See also Rules 13a-15(d) and 15d-15(d). Please revise to disclose whether there was “any change” that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting. Also, supplementally confirm that all future periodic reports will present disclosure regarding changes in your internal control over financial reporting in a manner consistent with Item 308(c) and Rules 13a-15(d) and 15d-15(d).

In response to the Staff’s comment, the Company acknowledges that the use of the word “significant” was inappropriate in the cited disclosure. The Company confirms, however, that the disclosures of the changes in internal control during the covered period were complete. The Company would not include any additional disclosure regarding changes in internal control if it deleted the word “significant.” Therefore, the Company believes that it would serve no useful purpose to file an amendment to its Form 10-Q when the only change would be the deletion of a single word. The Company confirms that all future periodic reports will present disclosure regarding changes in your internal control over financial reporting in a manner consistent with Item 308(c) and Rules 13a-15(d) and 15d-15(d).

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

7.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. Please confirm your understanding.

The Company confirms its understanding that, in future filings, the identification of the certifying individual at the beginning of the certification will be revised so as not to include the individual’s title.

8.	We note that paragraphs 2, 3, and 4 reference the “quarterly report” rather than the “report” as set forth in Item 601(b)(31) of Regulation S-K. In future filings, your certifications should be revised so as not to include a reference to the accompanying report. Rather, the certifications should be filed exactly as set forth by Item 601(b)(31) of Regulation S-K. Please confirm your understating.

The Company confirms its understanding that, in future filings, the certifications will be revised so as not to include a reference to the accompanying report. Rather, the certifications will be filed exactly as set forth by Item 601(b)(31) of Regulation S-K.

*********************************

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Amendment as soon as possible. Upon completion of the Staff’s review, the Company intends to immediately request acceleration of the effectiveness of the Registration Statement. The Company’s request for acceleration will include the acknowledgements specified in the Staff Letter.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (858) 720-5141.

Sincerely,

/s/    SCOTT M. STANTON

Scott M. Stanton

cc:	Harry E. Gruber, M.D.
Richard Davidson
Alex Fitzpatrick, Esq.

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